Filed by: Mavenir Systems, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Mavenir Systems, Inc.

Commission File No.: 001 - 36171

Frequently Asked Questions

(Employees)

** For Distribution to Mavenir Staff **

NOTE: This document is for reference purposes only, it is not intended for any external distribution

INTERNAL USE ONLY

OVERVIEW

Mavenir has signed a definitive agreement to be acquired by Mitel, a billion-dollar global leader in business communications and collaboration software, services and solutions. The acquisition should close in the second quarter of this year.

•     This is exciting news for Mavenir. The two companies complement each other very well and when combined, they will cover a strategic landscape that includes — contact center, cloud, and mobile markets.

•     Everything we can share with you at this point is in our employee announcement (which links to our external announcement) and this employee FAQ).

•     We recognize that you may have questions, but regulations limit what we can say between now and when the acquisition closes. In addition, rules prevent the two companies from acting as one and from coordinating activities until the deal closes.

•     So, for now, the most important thing you can do is stay focused and continue to deliver results against our business strategy.

•     We are committed to sharing more details when the deal is closed and as integration begins. Watch your email and maven, and talk to your manager if you have any further questions or concerns.

•     REMINDER: It’s important that you not share this document or talk about this deal externally. If you are contacted by anyone outside Mavenir for comment, please direct them to Maryvonne Tubb, VP Corporate Communications, at mtubb@mavenir.com.

1.	What has been announced?

Mitel has signed an agreement to acquire Mavenir Systems subject to customary closing conditions which are expected to take ~120 days to complete.

2.	Is this an acquisition or a transaction?

This is an acquisition in the sense that Mitel is purchasing Mavenir, with the proceeds of the transaction being paid to Mavenir’s shareholders.

3.	Is the acquisition final?

The acquisition is not final. Mitel and Mavenir have entered into a binding agreement, to complete this transaction, but the transaction will not be final until it closes, which is expected to be within about 120 days. The closing is subject to certain conditions, including the shareholder approval of Mavenir shareholders and regulatory approvals, among other standard conditions.

4.	When do you expect to complete the transaction?

We are working to complete the transaction as soon as possible, and at this time we expect to complete the transaction by the end of the second quarter. We hope to complete the transaction shortly after the conditions to completion of the transaction are satisfied, or, in some cases, waived, including receipt of regulatory approvals. Although we expect the transaction to close in the timeframe described above, we cannot be certain of the timing because of the need to obtain certain regulatory approvals.

5.	How did this transaction come about? Was Mavenir looking to sell the Company?

Mavenir’s senior management team and Board continually look at various potential ways to increase shareholder value.

After thoroughly evaluating potential strategic options for the company, including numerous discussions with potential buyers, we have determined that the acquisition of Mavenir by Mitel is in the best interests of our shareholders and the employees.

Additional detail on the background of the transaction will be available when Mitel’s Form S-4 and our Schedule 14D-9 are filed with the SEC in due course.

6.	Who is Mitel?

Mitel is a billion-dollar global leader in business communications and collaboration software, services and solutions for businesses of all sizes — from small companies to large enterprises. Mitel’s vision and mission is to become the premier business communications and collaboration company by delivering solutions that enable customers to communicate, collaborate, and conduct business – anywhere, over any medium, with the device of their choice.

With more than four decades of technical innovation and business development, Mitel is an industry and market leader, powering more than two billion business connections globally. Business highlights include:

•	Four business units

¡	Small/medium businesses and devices

¡	Large enterprise customers

¡	Contact center

¡	Cloud

•	Size and market share

¡	Installed base of 60+ million end-user customers

¡	#1 market share position in EMEA (total IP/PBX market)

¡	#3 market share in North America (Total IP/PBX market)

¡	#1 market share in cloud telephony, globally (Sept 2014 data)

¡	Largest and fastest-growing cloud business in the world

¡	Total cloud seats installed of 1,000,000+, powering 20% of cloud communications in the world

¡	About 3,200 employees

¡	1,900 patent portfolio, leader in virtualized solutions

•	Leadership

¡	Leader in UC by Gartner’s Magic Quadrant

¡	Visionary in UCaaS by Gartner’s Magic Quadrant

¡	Challenger in Contact Center by Gartner’s Magic Quadrant

•	Financial profile

¡	One of the most profitable enterprise communications companies

¡	2014 Revenue of US$1.1 billion

7.	What are Mitel’s products?

Mitel’s key product offering is organized into two growth pillars – Contact Center and Cloud.

MiContact Center—Optimize call center operations with real-time and historic reporting, sophisticated call routing, customer self-service tools and support for multi-media communication, including email, web chat and social media.

MiCloud—Mitel’s software can easily accommodate your changing needs and preferences over time, meaning you can move freely among public, private and hybrid cloud models.

The acquisition of Mavenir adds a third, new high-growth business unit focused on Mobile for Mitel to deliver collaboration services across mobile and fixed/enterprise networks.

8.	How does Mavenir fit in?

Mitel has an ambitious growth strategy driven by both organic innovation and development and M&A expansion. Through this acquisition, Mitel gains expertise in next generation mobile solutions, Creates a new high-growth and mobility focused business unit for Mitel and gains a stronger position in:

•	IP, virtualized, cloud, and VoWi-Fi solutions

•	Driving the convergence of enterprise and mobility

•	Accessing a large and fast-growing market adjacency — mobile voice and data

•	VoLTE transition with leading telephony application servers

The combined company will have a unique position as next generation Fixed/Enterprise and Mobile experts.

9.	What are the benefits of this transaction for Mavenir?

•	Mavenir is currently a nearly $200M company, and the combined company following the closing will be well over the $1B realm, affording us a huge leap in scale and product scope. This advantage of scale and opportunity for increased investment can accelerate our progression to the next stage for the Mavenir business.

•	The union of Mitel and Mavenir creates a major global force in converged IP communications with a uniquely powerful value proposition as next generation Fixed and Mobile experts enhancing Mavenir’s leading position in mobile converged voice, messaging and video solutions and its lead in the transition to all IP mobile networks.

•	The emergence of mobile devices as the preferred communications medium of choice amongst businesses and by consumers is blurring historical boundaries between Fixed, Enterprise and Mobile market segments. Business and consumer demand for mobility and service ubiquity is driving the mobilization of Unified Communications. Major service providers globally, such as AT&T and Verizon in the US, are collapsing wireless, wireline and business organizations to drive towards converged services and network consolidation strategies. The need for content and collaboration services across all forms of broadband connectivity has the communications industry on the verge of a massive consolidation that promises to reshape the service provider landscape.

•	Mavenir is now expanding past the early adopters and industry leading markets and moving towards the mass market. To do so effectively requires scale and an expansive, established channel strategy. The next wave of customers for Mavenir includes emerging markets. For Mavenir, scale is essential for growth into these markets and segments.

•	Mavenir will become part of a company that includes an expansive portfolio for businesses, enterprises, and call centers in addition to advanced 4G mobile network infrastructure. These are all market segments that are expected to grow significantly over the next 3-5 years

•	This marks an important milestone in the continued evolution of the Mavenir business and an exciting, positive step for our company and our employees because it provides access to greater investment, new markets and customers and increased growth and opportunity for us all.

10.	What will be the name of the Company?

Upon closing of the transaction, Mavenir will become the mobile business division of Mitel, operating under the brand Mavenir. The company will be Mitel. The Mavenir part of the company will be a separate business unit led by Pardeep Kohli.

11.	Will there be changes to the Mavenir product portfolio?

In the near term, there will be no changes to the portfolio. You should expect that over time, as the teams and products are brought together, there will be some amount of integration where it makes sense.

12.	Will Mitel rebrand or rename Mavenir’s products?

Upon closing of the transaction, Mavenir will become the mobile business division of Mitel, operating under the brand Mavenir. Pardeep Kohli will join Mitel in the role of President, Mavenir, reporting to Rich McBee.

13.	How much is Mitel paying for Mavenir?

Mitel will acquire Mavenir in a cash and stock deal valued at approximately $560M. Under the terms of the transaction agreement, as a result of the transaction, and assuming satisfaction of the closing conditions, subject to adjustment and proration Mavenir shareholders will receive either:

a.	an amount of cash equal in value to (a) $11.08 plus (b) 0.675 shares of Mitel Stock, based on a 10-day trading average of Mitel’s common shares prior to closing.
b.	a number of shares of Mitel Stock equal in value to (a) $11.08 plus (b) 0.675 shares of Mitel Stock, based on a 10-day trading average of Mitel’s common shares prior to closing.

More information will be provided to stockholders as part of the exchange offer process, including information on how to tender shares.

14.	Will there be a shareholder vote on the transaction?

No.

15.	Is Mavenir’s Board recommending shareholders tender their shares?

Mavenir’s Board of Directors has unanimously determined that the Transaction is advisable and in the best interests of Mavenir’s stockholders, and has resolved to recommend that shareholders accept Mitel’s offer and tender their shares.

16.	How do I tender my shares?

In due course, you will receive a package of documents relating to the tender offer.

When these arrive, you should read them closely and then you will need to fill out the letter of transmittal and election included in that package, and send it to the depositary at the address provided, along with any stock certificates you may have. These materials will contain information on how to make an election to receive cash or stock, how and when to tender your shares, and other important matters.

17.	What regulatory approvals are required?

The closing of the transaction is subject to antitrust approval, which we believe should be obtained in a timely manner.

18.	Will Mavenir continue to be quoted on the NYSE after the transaction completes?

No.

ORGANIZATIONAL ISSUES

19.	What organization changes will happen as a result of this announcement/transaction?

For now both companies will continue to operate in a ‘business as usual’ fashion.

Once the transaction is closed an integration team will be formed with a mix of senior representatives from both companies and across business functions who will plan, consult and communicate any changes.

However the intention is that the Mavenir business will be set up as a business unit within Mitel and will continue to be led by Pardeep Kohli and his leadership team.

20.	Where are Mitel’s HQ and other offices located?

Mitel’s headquarters for the Americas is in Plano, Texas, US, and their corporate headquarters is in Ottawa, Canada.

The company has offices in more than 80 cities around world:

•	UK and EMEA regional headquarters located in Caldicott, Wales
•	Regional sales offices throughout the world:
¡	throughout the U.S. and Canada, including sales-service offices and distribution, demonstration and training centers across both countries;
¡	throughout Europe, the Middle East and Africa, or EMEA, including the United Kingdom, France and the Netherlands
¡	in Asia-Pacific, including Hong Kong (China), Singapore and Sydney (Australia)
¡	in the Caribbean and Latin America, including in Mexico City (Mexico)

21.	Does Mitel intend to significantly reduce headcount?

The acquisition of Mavenir is about growth. It expands Mitel into an adjacent market. As a result there will be little overlap in the combined company. Through this acquisition, Mitel intends to maintain and take advantage of a financially strong, global company utilizing their seasoned management team and the unique skills of employees from both companies. Together we have the opportunity to execute strategy on a larger scale while taking advantage of the key capabilities and talent of each company. However as with any transaction of this size we expect there will be some commonality in certain job functions. While it is too early to predict any outcomes at this time our intention is to work through a review of the business in the months following completion of the transaction, decide on any changes where there may be duplication in a thoughtful manner to protect the business and customers, and be open with employees as any decisions are made.

22.	Will any of the existing offices close?

At this time, these decisions have not been made. These decisions are part of the integration process that will take place after the closing of the transaction. We will communicate any changes as soon as possible after they are known.

HUMAN RESOURCES

23.	Will my cash compensation and/or benefits change?

Base salaries of retained employees will not be changed as a result of this acquisition. However following completion of the acquisition, Mitel will be reviewing other compensation elements including benefits with the intention of harmonizing Mitel and Mavenir employee compensation and benefits over time, and after due consultation and advance notification according to local laws and norms.

24.	When does Mitel conduct compensation review and will Mavenir employees be included?

Mitel conducts an annual review of compensation in accordance with their MiSuccess performance program, which aligns with their pay-for-performance approach. They review employee performance and apply salary adjustments where warranted each year.

For 2015 Mavenir will continue with its current performance assessment process in Q1 and this along with benchmarking of each employee’s current compensation against the market will be an input to the Mavenir annual compensation review and any compensation changes will be as usual, effective June 1st in 2015.

For 2016 and onwards Mavenir will adopt the standard Mitel MiSuccess performance program.

25.	Will my 2014 SSBP bonus be paid?

Mavenir will be paying out 2014 SSBP payments as per the 2014 SSBP Plan in March 2015 payrolls.

26.	Will I still be eligible for Mavenir SSBP in 2015?

Mitel intends to honor the Mavenir 2015 bonus plan but will harmonize to standard Mitel bonus plans for 2016.

27.	Will Mavenir sales commission plans be affected?

We will pay out under the Mavenir 2015 Sales Incentive Plan terms and conditions until completion of the deal with Mitel. Mitel’s current intention is to honor the Mavenir 2015 Sales Commission Plan but seek to harmonize to standard Mitel Sales Commission plans for 2016.

28.	Will continuity of service be recognized?

Yes, Mavenir staff will join as “grandfathered” employees retaining their years of service.

29.	Will payroll schedules change?

We expect to continue with current practices for now but will start to transition to Mitel Payrolls over time. Employees will be kept fully informed and given advance notification of any changes.

30.	Will Mavenir policies change?

Our initial review has shown we have similar policies, but following completion we will start to move Mavenir employees over to Mitel policies as the time is right for this. As today, that one set of policies will still recognize local variations.

Until you are informed otherwise, we ask that you follow your current policies.

SHARES AND SHARE OPTIONS

31.	Can I still exercise my share options and trade my Mavenir shares?

Until the transaction closes, you will be able to exercise and trade MVNR stock on the NYSE subject to the normal restrictions around the opening and closing of trading windows. For those employees for whom restrictions apply, the trading window will remain closed until those employees are notified by separate communication.

32.	What happens to my share options in Mavenir?

For options that are vested and in-the-money (ie those at a grant price of < approximately $18 (exact amount to be determined at closing)) you will receive cash equal to the excess of the per share transaction consideration (approximately $18 (exact amount to be determined at closing)) over the strike price of your option, for each vested option you hold.

All other options (including those that are currently out-of-the-money) will continue to exist and will be converted to Mitel stock options on comparable economic terms. The exchange rate of unvested Mavenir share options to Mitel share options will be determined by reference to a 10-day volume-weighted average price of Mitel Stock prior to the Transaction closing. The value of the share options will be maintained by a counter adjustment in the strike price. These unvested options will continue to vest on their existing schedule.

We will continue to communicate more information to you on stock and stock options as we work towards the closing of the transaction.

33.	What happens to any shares I hold in Mavenir

Subject to adjustment and proration, Mavenir shareholders will receive either:

a.	an amount of cash equal in value to (a) $11.08 plus (b) 0.675 shares of Mitel Stock, based on a 10-day trading average of Mitel’s common shares prior to closing.
b.	a number of shares of Mitel Stock equal in value to (a) $11.08 plus (b) 0.675 shares of Mitel Stock, based on a 10-day trading average of Mitel’s common shares prior to closing.

More information on this will be sent to you in due course.

The cash proceeds will most likely be paid to you via check and Mitel shares will most likely be issued to you via book entry, however these details depend in part on your specific situation as a Mavenir shareholder and some details will be worked out between signing and closing. Again more information on this will be sent to you in due course.

34.	What happens regarding my participation in the Mavenir ESPP?

Should the acquisition close post the end of the current Offering Period (May 20th 2015) there will be no change to the currently outlined process – see HR pages of Maven for a reminder.

Should the acquisition close pre the end of the current Offering Period (May 20th 2015) then the Offering Period will be deemed to have ended on the day before the acquisition date. Shares will be purchased on or just before this date according to the rules of the scheme with all monies collected during the Offering Period until that date. These shares will then be treated as per any other share—see above.

Do remember that at any time you have the right to withdraw from the current Offering Period and have a return of any contributions made to date.

As always we advise that you take your own financial and/or taxation advice before making a decision on your ESPP.

Mavenir will not commence any additional Offering Periods under the ESPP unless the transaction agreement is terminated.

35.	Does Mitel have an ESPP?

Mitel does not currently operate an Employee Share Purchase Plan

36.	Will I get shares or share options in Mitel?

Mitel has an Equity Plan that they utilize as part of their overall compensation program for some roles and locations that provides a mix of options and Restricted Stock Units (RSUs) for higher grades. For lower grades they grant ranges of RSUs to eligible employees as part of their MiSuccess performance management program and overall compensation. Once Mitel have a more comprehensive understanding of the Mavenir compensation plans, they will be in a better position to see where options and/or RSUs might be applicable as part of overall compensation.

SALES

37.	What does this mean to my existing customers?

Your existing customers now have a larger, richer, more complete portfolio of products and solutions to choose from. Ultimately this means our customers can achieve higher ARPU with our higher revenue generating products and services.

38.	How do we resolve any Sales account conflicts?

This deal will put two companies that have operated in adjacent markets together. As a result, we expect minimal overlap. Details will be shared after we complete the closing and begin implementation planning.

39.	Will there be any changes to the current sales process?

Until completion and in the first phase of the integration process, the Mavenir and Mitel sales processes will remain as they are today. A thorough analysis of each company’s sales process will highlight the best practices from both operations and identify areas within the current processes to be harmonized. As additional information becomes available, it will be communicated.

40.	My customer expects this feature/load/product/solution by a certain date – does this change in any way?

The acquisition will not affect the deliverables to your customer.

41.	Have we told customers or partners about this acquisition?

Communication will go out to customers and partner representatives telling them of the proposed acquisition. In addition, executives from both companies will be having meetings at MWC and phone conversations with key customers and partners over the coming week. We will also meet with as many customers as possible to assure them of our commitment to the product solutions, the customers’ business and plans to strengthen that relationship.

42.	Our competition is mainly ALU, Ericsson, Huawei, and NSN; how will our being acquired improve the odds when competing against these organizations?

The combined company is much larger than Mavenir is today, setting the combined revenues well beyond $1Billion and creates a broad based presence. This added scale allows Mavenir to compete more effectively in the marketplace. In addition, Mitel brings to the fore market leading premise solutions (business endpoints, IP PBX products), cloud telephony solutions, and call center solutions, which when combined with Mavenir’s mobile expertise and experience creates a business solution that is clearly differentiated from the competition.

43.	Can we start selling the other company’s products immediately?

Until completion of the acquisition and in the short term, each company will continue to focus on sales opportunities for its own products.

44.	How can assist me with preparing for discussion of this deal with my customers?

The strategy and marketing team:

For Executive Discussions: For Product Details: For Market Strategy:	Ian Maclean (ian@mavenir.com) Seenu Eswara (seenu.eswara@mavenir.com) Swapan Nandi (swapan.nandi@mavenir.com), Ashish Singh (ashish.singh@mavenir.com), Kevin Summers (kevin.summers@mavenir.com)

QUESTIONS

45.	If I want more information about the potential acquisition, who can I talk to?

If you would like more information about the potential acquisition, we recommend that you talk with your managers as a first point of contact but we also encourage open communication, so feel free to email one of the following people:

Terry Hungle, Chief Financial Officer at terry@mavenir.com

Maryvonne Tubb, VP Corporate Communications at mtubb@mavenir.com

46.	If I have a question about my employment, who can I talk to?

We recommend that you talk with your managers as a first point of contact but we also encourage open communication, so feel free to email your local HR lead:

Ric DeCastro at ric.decastro@mavenir.com for the Americas region

Ashim Roy at ashim.roy@Mavenir.com for the APAC region

Sarah Taylor at sarah.taylor@mavenir.com for EMEA region

OR

Carolyn Turner, VP Human Resources at Carolyn.turner@mavenir.com

47.	What if we get questions from external groups?

A critical reminder for all staff – proper communication of this announcement to the outside world — including press, customers, investors, partners and others — is critical. Announcements such as this can be misinterpreted and competitors will try to spin this and create uncertainty with customers. Therefore it is imperative that all employees refrain from commenting on the deal to anyone outside of the company including on social media. No one other than approved external spokespeople should respond or comment to any press, analyst or other external questions. Please forward all inquiries to Maryvonne Tubb at mtubb@mavenir.com.

Additional Information

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The exchange offer for the outstanding shares of Mavenir’s common stock described in this document has not commenced. Mitel will file with the Securities and Exchange Commission (the “SEC”) exchange offer materials on Schedule TO (including an offer to exchange, a related letter of transmittal and other offer documents) and a Registration Statement on Form S-4 with the SEC, and Mavenir will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC. Mitel and Mavenir also plan to file other documents with the SEC regarding the proposed transaction. Investors and security holders of Mavenir are urged to read the exchange offer materials and the Solicitation/Recommendation Statement and other documents that will be filed with the SEC carefully and in their entirety when they become available because they will contain important information about the proposed transaction. These offer materials will be mailed to stockholders of

Mavenir. Investors and security holders will be able to obtain the documents (if and when available) free of charge at the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Mavenir will be available free of charge on Mavenir’s internet website at http://www.mavenir.com or by contacting Mavenir’s Investor Relations Department at (469) 916-4393, ext. 5080. Copies of the documents filed with the SEC by Mitel will be available free of charge on Mitel’s internet website at http://www.mitel.com or by contacting Mitel’s Investor Relations Department at (469) 574-8134. You may also read and copy any reports, statements and other information filed with the SEC at the SEC public reference room at 100 F Street N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at (800) 732-0330 or visit the SEC’s website for further information on its public reference room.

Forward-Looking Statements

The statements contained in this document that are not historical facts are forward-looking statements within the meaning of U.S. and Canadian securities laws that reflect Mavenir’s and Mitel’s expectations regarding future events. Forward-looking statements can generally be identified by words such as “anticipates,” “may,” “can,” “believes,” “expects,” “projects,” “intends,” “likely,” “target,” “will,” “to be” and other expressions that are predictions or indicate future events, trends or prospects, although not all forward-looking statements contain these identifying words. These forward-looking statements involve substantial risks and uncertainties that could significantly affect expected results, and actual future results and stockholder values of Mavenir, Mitel and the combined company could differ materially from those described in these statements.

Forward-looking statements include, without limitation, statements regarding the closing of the proposed transaction, the satisfaction of the conditions to closing, the expected benefits of the transaction, the expected financial performance of the combined company, expected operating synergies and cost savings and other statements. Risks that could cause actual results to differ include the inherent uncertainty associated with financial or other projections; the integration of Mavenir’s business with Mitel’s and the ability to recognize the anticipated benefits from the acquisition of Mavenir; the ability to obtain required regulatory approvals for the exchange offer and merger, the timing of obtaining such approvals and the risk that such approvals may result in the imposition of conditions that could adversely affect the expected benefits of the acquisition; whether a sufficient number of Mavenir shares are tendered into the offer to satisfy the minimum condition; the risk that the conditions to the exchange offer or merger may not be satisfied on a timely basis or at all and the failure of the exchange offer or merger to close for any other reason; risks relating to the value of the Mitel common shares to be issued in connection with the exchange offer and merger; the anticipated size of the markets and continued demand for Mitel and Mavenir products and the impact of competitive products and pricing that could result from the announcement of the acquisition of Mavenir; access to available financing on a timely basis and on reasonable terms, including the refinancing of Mitel’s debt to fund the cash portion of the consideration in connection with the exchange offer and merger; Mitel’s ability to achieve or sustain profitability in the future; fluctuations in quarterly and annual revenues and operating results; fluctuations in foreign exchange rates; current and ongoing global economic instability, political unrest and related sanctions, particularly in connection with the Ukraine and the Middle East; intense competition; reliance on channel partners for a significant component of sales; dependence upon a small number of outside contract manufacturers to manufacture products; and Mitel’s ability to implement and achieve its business strategies successfully. Additional risks and uncertainties are described in Mavenir’s and Mitel’s public filings with the SEC, including the Offer to Exchange/Prospectus to be filed by Mitel and the Solicitation/Recommendation Statement to be filed by Mavenir in connection with the exchange offer and merger. Investors should not place undue reliance on forward-looking statements in this document. Mavenir does not assume any obligation to update the forward-looking statements provided herein, except as required by law.